Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 to the Registration Statement on Form S-1 of ServiceSource International, LLC of our report dated March 29, 2010, except for net income (loss) per common share information discussed in Note 3, the 2010 amendments to the credit facility discussed in Note 7, the adoption of the accounting standard on unrecognized tax benefits discussed in Note 12 and segment information discussed in Note 13, as to which the date is December 20, 2010, relating to the consolidated financial statements of ServiceSource International, LLC and Subsidiaries, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

January 28, 2011